2024 REPORT

2 Row Brewing LLC


AMBER
ALE
hIPA
BREAKFAST
2ROW
BREWING

LETTER

Dear investors,

As we wrap up our first year at 2 Row Brewing, I want to take a moment to reflect on everything we've accomplished and, more importantly, to thank you for being part of this journey. Your investment wasn't just in a brewery—it was in a vision of creating something special: a community-driven space where people can gather over great beer, and a brand that continues to grow with passion and purpose.

This past year has been a whirlwind of learning, brewing, and building relationships. We've launched exciting beers, connected with our local community, and made strides toward establishing ourselves in the industry. We've had our challenges, but every step forward has reinforced why we started this in the first place—to craft quality beer, build a loyal following, and create something that

stands out. As we look ahead, our focus remains on growth: expanding our distribution, refining our offerings, and strengthening our brand. Your support continues to be invaluable, and we encourage you to stay engaged—whether it's by stopping in for a beer, bringing friends, or helping spread the word. Every conversation about our brewery helps fuel our momentum.
Thank you for believing in us. Your trust and investment have made this first year possible, and we're just getting started. We look forward to raising a glass with you soon and sharing the exciting milestones ahead. Cheers! Brian Coleman President 2 Row Brewing

We need your help!

For those looking to get involved and support our brewery, there are several meaningful ways to make an impact. First and foremost, visit us, enjoy a beer, and bring friends, family, or colleagues along. Your presence helps create a welcoming atmosphere and strengthens our community. Sharing your experience on social media or leaving a positive review also goes a long way in building our reputation. Another powerful way to help is by advocating for our beer at other bars and restaurants. When you're out, ask a manager or bartender if they carry our beer, and if not, suggest they consider adding it to their lineup. Establishments pay attention when customers make requests, and your recommendation could open doors to new partnerships.
Your support—whether by enjoying our beer, spreading the word, or helping us expand our reach—plays a crucial role in our success. Every small effort adds up, and together, we can continue growing our brand and bringing great beer to more people. Cheers!

Sincerely,

De De Coleman

Founder and Vice President

Brian Coleman

President

How did we do this year?

REPORT CARD



A-

☺ The Good

Substantial Growth in the taproom and kitchen. Good growth in distribution and to-go beer sales.

Hired managers and we grew from 6 employees to over 40.

Had some incredible events that brought in hundreds of customers and we are doing the best ones on a regular basis.

☹ The Bad

Turnover in the kitchen. We didn't hire a manager for the kitchen until recently and had a fair amount of labor turnover.

With our limited kitchen, some customers were not impressed with the food selection.

Didn't realize just how controlling the DABS is. We've delt with them as a manufacturer but as a bar, they are impossible.

2024 At a Glance

January 1 to December 31



$1,599,242 **+184%**

Revenue



-$97,874

Net Loss



$133,430 **+28%**

Short Term Debt



$177,059

Raised in 2024



$45,000

Cash on Hand
As of 03/12/25

INCOME   BALANCE   NARRATIVE

● **Revenues**   ● **Profit**

$1,599,242



$563,480

-$382,886

-$97,874

2023

2024

Net Margin: -6%   Gross Margin: 78%   Return on Assets: -20%   Earnings per Share: -$0.92

Revenue per Employee: $49,976   Cash to Assets: 7%   Revenue to Receivables: 12,498

Debt Ratio: 190%

📄 2_Row_Brewing_Financials_and_CPA_Review_Report_2020_and_2021.pdf

📄 2024_BalanceSheet.pdf   📄 2024_ProfitandLoss.pdf   📄 2023_BalanceSheet.pdf

📄 2023_ProfitandLoss.pdf   📄 2023_StatementofCashFlows.pdf

📄 2024_StatementofCashFlows.pdf   📄 2_Row_Brewing_LLC_GAAP_Financial_Report.docx.pdf

We ❤️ Our 147 Investors

Thank You For Believing In Us

Alana Stevens	William Ousley	Jenny Lowe	Ronnie L Watkins	Abraham S Massil	Grey Damien
Kalan McEuen	Mike Sheridan	Michael Wightman	Lawrence Jung	Edward Sung	Gerald Callahan
Mc Kay Gerber	Tim Schneider	Marta Iversen	Racheal DeVaughn	Cl Bremer	B Grama
Mary Castleton	Jarom Castleton	Spencer Criddle	Mike Fiore	Joe Ellett	Sean Landis
Walter Hagmann	Derek Tonkinson	Will Tolbert	Mike Martin	Mark Petersen	Sean Mcgrail

Caleb Van Voorhis	Emily Van Voorhis	Kent Boardman	Tony D'Amico	Nate Williams	James Christiansen
Peter Crossno	Cary Mc Queen...	Thomas Brady	Aaron Wayman	Bonnie Lemkow...	Denis Tillman
Zach Pino	Aaron Saxon	Trevor Parker	Abram Kimball	Kelly Zollo	Michael Fuller
Craig Ahrens	Brian Manternach	Russell Dowe	Robert Bron	Tim Tonkinson	Michael Mecham
Rob Benda	Christopher Barringer	Kenneth Marquez	Melanie Webber	J. Greg Smith	Jared Hargrave
Ryan Taggart	Patrick Hawkins	Austin Blake Allred	Julie Porter	Anne Canavan	Jannika Judd
Thatcher Reist	Shawn Hunter	Gary Michael...	Eric Sorensen	Quin Davis	Bethany Johnston
Anne Alman	Tim Hansen	Ella Reese	Anthony Siegle	Jacob Saha	Wayne R Lund
Erik Simpson	Terry Gorseth	Katie Barber	Jeremy Van Leer	Carolyn Murie	J Gregrey Herlin
Mario Ferrise Jr	Eric Schoening	Angelo Scribellito	Francis Brennan	Dana M Russell	Sean Daniels
Aaron Leonard	Sean Moynihan	Jarett True	Todd Unruh	Heather Colibert	Jon Brewer
Kelly Taggart	Cindy Burian	Marc R Cronan	Ben Shepard	Heather Ripley	Plymouth Nelson
Barry Strom	Jonathan Robert...	Claire Baglee-Kennedy	Randy OLSEN	Shane Graham	Jamie Beert
Randy Ochoa Baez	Jonathan Wessman				

Thank You!

From the 2 Row Brewing LLC Team


2ROW

Brian Coleman

Founder and President

A local business owner for over 30 years. A BJCP certified beer judge and home brewer for 5 years before becoming a professional brewer. Over 7 years as a professional...



De De Coleman

Founder and Vice President

Over 30 years of customer service and sales experience. Local business owner for over 20 years. Over 7 years as a brewery owner.





Kevin Engel
Chief Operations Officer

Over 7 years of brewing and brewery operation experience. Worked as the operations chair at a tournament on the PGA...

Kevin Crompton
Master Brewer

Over 20 years of professional brewing and brewery management experience at a number of American breweries...

Details

The Board of Directors

Director	Occupation	Joined
Deidria Coleman	VP @ 2 Row Brewing	2014
Brian Coleman	CEO @ 2 Row Brewing	2014

Officers

Officer	Title	Joined
Deidria Coleman	Vice President Secretary	2014
Brian Coleman	President CEO	2014

Voting Power ❓

Holder	Securities Held	Voting Power
Brian Coleman	47,500 Class A	44.8%
Deidria Coleman	47,500 Class A	44.8%

Past Equity & Loan Fundraises

Date	Amount	Security	Exemption
09/2017	$61,213		Other
09/2017	$25,402		Other
04/2018	$46,082		Other
08/2019	$35,221		Other
01/2020	$114,941		Other
04/2020	$38,100		Other
06/2020	$152,500	Preferred Stock	Other
06/2020	$500,000		Other
05/2023	$149,004		4(a)(6)

07/2024	$177,059	Other

The use of proceeds is to fund general operations.

Outstanding Debts

Lender	Issued	Amount	Oustanding	Interest	Maturity	Current?
Pinnacle Capital ❓	09/01/2017	$61,213	$0 ❓	12.12%	05/03/2022	
Pinnacle Capital ❓	09/01/2017	$25,402	$0 ❓	12.12%	05/03/2022	
Pinnacle Capital ❓	04/03/2018	$46,082	$1,021 ❓	11.82%	03/03/2023	Yes
Pinnacle Capital ❓	08/06/2019	$35,221	$11,799 ❓	12.03%	06/06/2024	Yes
Brian Coleman ❓	01/31/2020	$114,941	$114,941 ❓	7.5%		Yes
Chase PPP Loan ❓	04/24/2020	$38,100	$0 ❓	0.98%	04/24/2022	
SBA ❓	06/14/2020	$500,000	$519,548 ❓	3.75%	06/15/2050	Yes
Brian Coleman ❓	07/26/2024	$177,059	$177,059 ❓	8.0%		Yes

Related Party Transactions
None.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common A	1,000,000	106,100	Yes

Warrants: 0
Options: 0

Form C Risks:

Management Reliance. The Company is substantially dependent on the skills, experience, decisions and actions of its senior management and other key personnel, particularly Brian Coleman. The Company does not carry "key person" life insurance policies. The death, disability, departure or retirement of any key individual would have a substantial adverse effect on the Company.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Minority Ownership. The Units offered constitute a minority ownership interest in the Company. The officers and managers will own on a fully-diluted basis a majority of the Company's Units. Accordingly, the Company's officers and managers are able to influence the election of the Company's management and the outcome of Company actions requiring member approval.

State and Local Taxes. Members should consider potential state and local income tax consequences of an investment in the Interests. A Member's allocable share of the Company's net income or net loss generally will be required to be included in his/her/its taxable income or loss for state or local income tax purposes. The tax treatment of particular items under state or local income tax laws may vary materially from the federal income tax treatment of such items. In addition, to the extent the Company Members should consult their own tax advisors with respect to these matters. Many states have implemented or are implementing programs to require entities taxed as partnerships to withhold any state income taxes owed by nonresident members on income-producing properties located in their states. The Company may be required to withhold state taxes from cash distributions otherwise payable to the Members. These collection and filing requirements at the state or local level, and the possible imposition of state or local income, franchise, or other taxes on the Company, may result in increases in the Company's administrative expenses, which would reduce cash available for distribution to the Members. Members' tax return filing obligations and expenses may also be increased as a result of expanded state and local filing obligations. The Company encourages potential investors to consult with their own tax advisor on the impact of applicable state and local taxes and state tax withholding requirements. THERE ARE VARIOUS RISKS ASSOCIATED WITH THE FEDERAL AND STATE INCOME TAX ASPECTS OF AN INVESTMENT IN THE COMPANY. IN VIEW OF THE COMPLEXITY OF THE TAX ASPECTS OF THIS OFFERING, PARTICULARLY IN LIGHT OF CHANGES IN THE LAW AND THE FACT THAT CERTAIN OF THE TAX ASPECTS OF THIS OFFERING WILL NOT BE THE SAME FOR ALL MEMBERS, EACH PROSPECTIVE INVESTOR IS STRONGLY URGED TO CONSULT HIS, HER, OR ITS OWN TAX ADVISOR CONCERNING THE EFFECTS OF FEDERAL, STATE AND LOCAL INCOME TAX LAWS ON AN INVESTMENT IN THE UNITS AND ON HIS, HER, OR ITS INDIVIDUAL TAX SITUATION. NO ATTEMPT IS MADE HEREIN TO DISCUSS OR EVALUATE THE TAX CONSEQUENCES UNDER ANY FEDERAL LAW OR STATE TAX LAW AS TO ANY TYPE OF PROSPECTIVE MEMBER. TO ENSURE COMPLIANCE WITH IRS CIRCULAR 230, PROSPECTIVE INVESTORS ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF FEDERAL TAX ISSUES IN THIS LETTER IS NOT INTENDED OR WRITTEN BY US TO BE RELIED UPON, AND CANNOT BE RELIED UPON BY PROSPECTIVE INVESTORS, FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON PROSPECTIVE INVESTORS UNDER THE CODE; (B) SUCH DISCUSSION IS WRITTEN IN CONNECTION WITH THE PROMOTION OR MARKETING OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN; AND (C) PROSPECTIVE INVESTORS SHOULD SEEK ADVICE BASED ON THEIR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR. FOR ALL OF THE AFORESAID REASONS AND OTHERS SET FORTH AND NOT SET FORTH HEREIN, THE UNITS OFFERED INVOLVE A HIGH DEGREE OF RISK. ONLY RISK CAPITAL (CAPITAL YOU CAN AFFORD TO LOSE) SHOULD BE INVESTED IN THE COMPANY. ANY PERSON CONSIDERING THE PURCHASE OF THESE UNITS SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS AGREEMENT AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE COMPANY. THE UNITS SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

Federal Income Tax Risks. There are various Federal income tax risks associated with an investment in the Company. Set forth below is a brief discussion of some of these tax risks. Each prospective Member is strongly urged to consult his, her or its own tax advisor concerning the effects of federal, state and local income tax laws on an investment in the Units and on his, her, or its individual tax situation. No attempt is made herein to discuss or evaluate the tax consequences under any state tax law as to any type of prospective investor. (a) The Company May Not Be Treated As A Pass-Through Entity For Tax Purposes. Although the Company has not requested an Internal Revenue Service ("Service") ruling as to its classification as a partnership for federal income tax purposes, the Company should be treated as a partnership for Federal income tax purposes unless the Company elects to be treated as an association taxable as a corporation. The Company has no intention to make such election. However, if the Company has more than 100 members, and if it fails to meet certain tests under the Regulations under Section 7704 of the Internal Revenue Code of 1986, as amended ("Code"), it could be treated as a "publicly traded partnership" and taxed as a corporation. If the Company was taxable as a corporation, its income and deductions would not be passed through to the Members to be reported on their respective returns, and the Company would have to pay tax on its income, thereby reducing cash available for distribution. In addition, any distributions to the Members may be treated as taxable dividends. Such a recharacterization would substantially reduce the effective yield from an investment in the Units. The status of the Company as a partnership for federal income tax purposes will depend upon the continued effectiveness of current applicable law and regulations. (b) Tax Liability Of Members May Exceed The Amount Of Cash Distributions. The allocable share of the Company's income gain or loss which Members are required to report on their personal income tax returns is not directly related to the cash distributions actually received by the Members during any year. Cash distributions, if any, from the Company may not be sufficient to pay the income tax, if any, resulting from a Member's allocable share of the Company's income or gain in any particular year, and, therefore, Investment Members could be required to use funds from other sources to satisfy their tax liability. In addition, the Company may invest the cash received upon a sale of any property, and consequently, there may not be funds available for distribution to the Members to pay their tax from the sale. (c) Risk Of Reallocation Of Profits And/Or Losses. Profits and/or losses allocated to the Members could be reallocated if the Service contends successfully that the allocations and distributions provided for in the Operating Agreement do not satisfy the requirements under Code Section 704. Although the Company believes substantially all of the allocations to the Members will satisfy such requirements, there can be no assurance that the Service will not attempt to reallocate such tax items among the Members. (d) Risk Of Audit. Information returns filed by the Company are subject to audit by the Service and the applicable state taxing authority. An audit of the Company's return could lead to adjustments increasing a Member's income, decreasing a Member's losses or increasing the tax owed. Any such audit could lead to an audit of a Member's individual tax return in which items unrelated to the Company could be challenged. (e) Alternative Minimum Tax. The losses, if any, allocated to the Members and any tax preference items generated in connection with a Member's investment in the Company could subject a Member, depending on his, her, or its other items of income, deduction and tax preferences, to the alternative minimum tax. Since the application of the alternative minimum tax to each Member will vary depending on a Member's personal tax situation in any year, each prospective investor should consult with his, her, or its personal tax adviser with respect to the possible application of the alternative minimum tax and its consequences. (f) Payments to the Manager And Affiliates. The Company has made and will make payments to the Manager or its affiliates for various services and will deduct payments for certain of those services over various periods of time. However, there can be no assurance that any or all of such amounts will not be deemed by the Service to be includable in the cost of the Company's properties or to be nondeductible items, in which case the deductions available to the Company would be reduced in the early years of its operations and possibly increased through additional amortization and depreciation deductions in later years. (g) Limitations on the Deductibility Of Losses. A Member's share of Company losses, if any, may be deducted only to the extent of the Member's tax basis in the Units and such Member's at-risk amount with respect to each activity. Also, an investment in the Units will be a passive investment activity to each Member. Under Section 469 of the Code, the losses, if any, allocated to a Member can be used only to offset a Member's passive income and cannot be used to offset a Member's income from salary, interest, dividends or other non-passive sources. In addition, any interest income of the Company cannot be offset by passive losses from this or other entities and, therefore, it is possible that the Members will be allocated income and losses from the Company that cannot be offset against each other. Each prospective Member should consult his, her, or its own tax adviser as to the application of these complex rules to the Member's personal situation. (h) Penalties and Interest. If the Service successfully challenges the Company's tax treatment of one or more items, the Members may be liable for penalties and interest, as well as additional tax. (i) Possible Changes in Tax Laws. The tax laws and their interpretation are constantly under review. Proposals are continually made to amend such laws, and such proposals vary widely in their scope and effect. Any future changes could have an adverse effect on an investment in the Company. This is an area of rapid and unpredictable change, and prospective investors are urged to consult their own tax advisers as to current developments.

No Independent Counsel. The interests of investors in the Company have not been separately represented by independent counsel in connection with the preparation of the Subscription Materials, the organization of the Company, or the structuring of the Company and the transactions described herein. Michael Best & Friedrich LLP ("MBF"), the law firm that has performed, and will perform, services for the Company, was retained by the Company. MBF's services shall not be construed as an endorsement or recommendation of the Units or confirmation of the accuracy of the Company's information contained herein or elsewhere. MBF has not conducted an independent investigation relating to the facts and information set forth in the Subscription Materials but has relied solely on the Company for the information provided therein. Each investor is advised to obtain his, her or its own independent legal, tax or other counsel. Each investor acknowledges that MBF does not represent such party and that MBF is representing the Company (the interests of which may be adverse to such investor). MBF specifically disclaims any duty to any of the investors/Members as it solely represents the interests of the Company.

Risks Beyond Company Control. The continued threat of terrorism within the U.S., acts of war and adverse monetary policies may cause significant disruption to commerce throughout the world. In addition, general economic uncertainty and global recession appear to be having an adverse impact on economic conditions, which may adversely affect the Company's business. Such adversity and uncertainty could have an adverse effect on the Company's business, financial condition and results of operations.

The Company depends on supply sources and strategic competencies The attractiveness of the Company's business will depend on being able to ensure continued adequate supplies of certain raw materials. Although the Company may enter into agreements for these materials in the context of long-term commitments, any shortage of supply could adversely affect the Company's business operations.

If the Company violates federal or state securities laws, it could face significant legal liability and be forced to terminate its operations. The Company is offering the Units pursuant to an exemption from registration under state and federal securities laws and has not registered and does not intend to register the Units under the Securities Act. As a result of the Company's decision to offer the Units without registration under the Securities Act in reliance upon the exemptions from registration thereunder, the Company is subject to a risk that a sale to or exchange with one or more investors could result in the Company being in violation of the Securities Act or applicable state securities law. The consequence of this is that an enforcement action could be filed by the SEC or state securities division that might make it difficult for the Company to continue its business.

No Audited Financial Statements. The Company does not have audited financial statements. Any financial statements prepared by the Company may not be audited, reviewed, compiled or otherwise verified by any external accountant financial statements or be prepared in accordance with generally accepted accounting principles. Having no external review raises the probability that such errors may not be discovered and corrected.

Complicated Structure; No Other Representations. The structure of the Company is complex. It is possible that a potential Member may misunderstand or misread the Operating Agreement or representations of an officer of the Company. However, the Operating Agreement, and not any investor's subjective understanding of the Operating Agreement, or any representations outside this Agreement, governs the rights, preferences and obligations of a Member of the Company.

Offering Price No Relation to Value.
The Company determined the Unit price and maximum offering amount of the Units without an independent valuation. Among the factors considered in determining this price and amount were its profitability, its current immediate prospects, the backgrounds of the employees and the current condition of the financial markets. There is, however, no relationship whatsoever between the offering price of the Units and the Company's assets, earnings, book value or any other objective criteria of value.

Future Classes of Preferred Units. The Company's Board of Managers is authorized to issue Preferred Units. The Company's Board of Managers has the power to establish the dividend rates, liquidation preferences, voting rights, redemption and conversion terms and privileges with respect to any series of Preferred Units. The issuance of any Preferred Units may result in a decrease in the value or market price of the Units that you acquire. Holders of Preferred Units may have the right to receive dividends, certain preferences in liquidation, and conversion rights.

Competition and Innovation Intense competition in the craft beer space and changing consumer preferences in the Company's key markets could cause the Company to reduce prices of its products, increase capital investment, increase marketing and other expenditures or prevent the Company from increasing prices to recover higher costs, any of which could cause the Company to reduce margins or lose market share. Any of the foregoing could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, innovation faces inherent risks, and the new products the Company introduces may not be successful, while competitors may be able to respond more quickly to emerging trends.

Long-term, Illiquid Investment. Prospective investors should consider investment in the Company a long-term, illiquid investment of indefinite duration. There is currently no public market for the Units and the Company does not anticipate that any such market will develop. The Units have not been registered under the Securities Act or any other applicable state or federal securities law, rule or regulation. There can be no assurance that the Company will be able to maintain cost efficient operations or that any future site will achieve a significant level of market acceptance. The Company's business model implementation and growth plan will require significant expenditures. The required level and timing of such expenditures will impact the Company's ability to achieve profitability and positive cash flows from operations at the levels projected. As a result, there can be no assurance that the Company will ever achieve significant commercial revenues or profitability

The Company may be subject to periodic litigation and other regulatory proceedings, which could results in unexpected expense of time and resources. From time to time, the Company may be called upon to defend against lawsuits and regulatory actions relating to its business. As a manufacturer and a distributor of products for human consumption, the Company may experience product liability claims and litigation to prosecute such claims. Additionally, the manufacture and sale of these products involves the risk of injury to consumers as a result of tampering by unauthorized third parties or product contamination. Due to the inherent uncertainties of litigation and regulatory proceedings, the Company cannot accurately predict the outcome of any such proceedings. An unfavorable outcome could have an adverse impact on its business, financial condition and results of operations. In addition, any significant litigation in the future, regardless of its merits, could divert management's attention from operations and result in substantial legal fees.

Liquor Laws in Utah. The sale of alcohol in Utah is governed by a complex set of laws and regulations that change on a regular basis. Compliance with such laws is essential to remaining licensed to produce and sell alcoholic beverages. Failure to properly comply (including inadvertent sales to minors) could result in the Company losing its license to produce and sell alcoholic beverages, which would have a material adverse impact on the Company's profitability.

All investments risk the loss of capital. No guarantee or representation is made that the Company will achieve its investment objectives. An investment in the Company is speculative and involves certain considerations and risk factors, which prospective investors should consider before subscribing. If any of the events described in these risk factors or the documents described herein should occur, or if additional risks not presently known to the Company should occur, or risks not currently considered by the Company to be material should occur, the Company's business, financial condition or results of operation could be harmed, its ability to operate could be adversely affected and investors could lose all or part of their investment. An investment in the Company involves a high degree of risk and Units should not be purchased by any person who cannot afford a loss of his, her or its entire investment. General and Business Risks. The business in which the Company generally engages involves significant risks. No assurance can be given that investors will realize a profit on their investment. Moreover, each investor may lose some or all of its investment. Because of the nature of the Company's business activities, the results of the Company's operations may fluctuate from period to period. Accordingly, investors should understand that the results of a particular period will not necessarily be indicative of results in future periods.

A downturn in the economy may affect consumer purchases of discretionary spending, which could have an adverse effect on the Company's business, financial condition, profitability and cash flows. The United States economy is subject to recessions and fluctuations in supply and demand as a result of a variety of issues, including turmoil in the credit and financial markets, consumer confidence, concerns regarding the stability and viability of major financial institutions, the state of the housing markets, and volatility in worldwide stock markets. Given the potential significance and widespread nature of these circumstances, the U.S. economy could be significantly challenged in a recessionary state for an indeterminate period of time.

These economic conditions could cause many of the Company's existing and potential customers to delay or reduce purchases of our products for some time, which in turn could harm its business by adversely affecting its revenues, results of operations, cash flows and financial condition. The Company cannot predict the duration of these economic conditions or the impact they will have on its customers or business.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from unitholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the Management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Management, and the Investor will have no independent right to name or remove an officer or member of the Management of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the unitholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the unitholders may change the terms of the Operating Agreement for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The unitholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The unitholders have the right to redeem their securities at any time. Unitholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability.In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional units, an Investor's interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless

such securities are transferred:

to the issuer;
to an accredited investor ❓ ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the ❓
purchaser, to a trust created for the benefit of a member of the family of the purchaser or
the equivalent, or in connection with the death or divorce of the purchaser or other similar
circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined
arbitrarily by the Company, and does not necessarily bear any relationship to the Company's
book value, assets, earnings or other generally accepted valuation criteria. In determining the
offering price, the Company did not employ investment banking firms or other outside
organizations to make an independent appraisal or evaluation. Accordingly, the offering price
should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common unit that take into account factors
such as the following:

unrelated third party valuations of our common unit;
the price at which we sell other securities, such as convertible debt or preferred Unit, in light of
the rights, preferences and privileges of our those securities relative to those of our common
unit;
our results of operations, financial position and capital resources;
current business conditions and projections;
the lack of marketability of our common unit;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our
company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and
interest rates; and
the general economic outlook.

We will analyze factors such as those described above using a combination of financial and
market-based methodologies to determine our business enterprise value. For example, we may
use methodologies that assume that businesses operating in the same industry will share
similar characteristics and that the Company's value will correlate to those characteristics,
and/or methodologies that compare transactions in similar securities issued by us that were
conducted in the market.

Company

2 Row Brewing LLC

Utah Limited Liability Company
Organized May 2014
32 employees
73 W 7200 S
Midvale UT 84047 http://2rowbrewing.com

Business Description

Refer to the 2 Row Brewing LLC profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

2 Row Brewing LLC is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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